Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

(In thousands, except for ratio)	Six Months Ended June 30		Year ended December 31
	2007	2006	2006	2005	2004	2003	2002
Computation of earnings
Pretax income (a)	$46,266	$16,481	$46,279	$36,991	$28,632	$17,618	$15,989
Add:
Interest expense on indebtedness	9,212	8,695	16,299	12,079	10,545	8,048	9,812
Amortization of debt issue costs	42	62	122	219	252	259	134
Interest portion of rent expense	4,301	3,706	7,528	6,819	5,769	3,622	3,627
Distributed income of equity investees	6,304	3,091	3,850	1,826	607	71	—

Earnings	$66,125	$32,035	$74,078	$57,934	$45,805	$29,618	$29,562

Computation of fixed charges
Interest expense on indebtedness	$9,212	$8,695	$16,299	$12,079	$10,545	$8,048	$9,812
Amortization of debt issue costs	$42	$62	$122	$219	$252	$259	$134
Interest portion of rent expense	4,301	3,706	7,528	6,819	5,769	3,622	3,627

fixed charges	$13,555	$12,463	$23,949	$19,117	$16,566	$11,929	$13,573

Ratio of earnings to fixed charges	4.88	2.57	3.09	3.03	2.77	2.48	2.18

(a)	Pretax income as presented is income from continuing operations before adjustment for minority interests in consolidated subsidiaries and income or loss from equity investees.